Exhibit 99.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 333-171781, 333-152010, 333-133968), pertaining to the 2003 Israeli Share Option Plan of Incredimail Ltd., of our report dated March 9, 2011, with respect to the consolidated financial statements of IncrediMail Ltd. and its subsidiaries included in Incredimail Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2010.

Tel Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 9, 2011	A member of Ernst & Young Global